                                                 May 15, 1997

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                          The Columbia Gas System, Inc.
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3458

                                File No. 70-8801

Gentlemen:

      In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated November 20, 1996 (the "November 20 Order"), authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, the undersigned hereby certifies to the Commission that during the calender quarter ended March 31, 1997, The Columbia Gas System, Inc. has not formed or designated an Energy Products Company as defined and authorized in the November 20 Order.


                                    Very truly yours,

                                    THE COLUMBIA GAS SYSTEM, INC.


                                    By:     /s/ J. W. Grossman
                                        ---------------------------------
                                          J. W. Grossman, Vice President